FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

                   www.freegoldventures.com

Freegold to raise $1.5 million in debt and equity financing

November 1, 2006, (Vancouver, BC) -   Freegold Ventures Limited ("Freegold") wishes to announce the arrangement of $1.5 million in debt and equity financing that will be used to fund on-going resource expansion drilling and metallurgical testing at its Almaden gold project in Idaho, on-going bulk sampling at its Golden Summit project in Alaska, and for general working capital purposes.

The $1 million debt financing will have a term of 1 year, an interest rate of 8%, and will be secured by the gold contained within the stockpile of bulk sampled vein material currently being collected from high grade surface veins at the company’s Golden Summit project in Alaska.  The lenders will have the option to accelerate the repayment of the loan upon Freegold obtaining subsequent equity financing in excess of $2 million, and Freegold agrees to apply net proceeds from the processing and sale of gold contained within the stockpiles in the spring of next year against any unpaid loan balances.  As consideration for the loan, the lenders will receive 250,000 non-transferable warrants that will entitle the holders to purchase common shares of Freegold at a price of $0.55 per share during the twelve month period following the date of issuance of the warrants, and at a price of $0.65 per share during the subsequent twelve month period.

In addition, Freegold announced a non-brokered private placement of up to 1,111,111 units at a purchase price of $0.45 per unit for gross proceeds of up to $500,000. Each unit will consist of one common share of Freegold and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.55 per share during the twelve month period following the date of issuance of the warrants, and at a price of $0.65 per share during the subsequent twelve month period.

No finder’s fees or commissions will be paid on either transaction.   The foregoing is subject to regulatory approval.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company that is actively exploring advanced-stage gold projects in Idaho (Almaden) and Alaska (Golden Summit).   Freegold has recently enhanced its management team with a new President and VP Exploration that have an excellent track record in generating shareholder value through the creation and operation of numerous North American gold producers.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho. This large tonnage, disseminated, epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently in the midst of a 34,000-foot drilling program aimed at further expanding the size of the resource prior to updating the feasibility study in 2007.  Freegold has also discovered new high-grade veins in surface trenching at its Golden Summit project outside Fairbanks, and is in the process of stockpiling up to 10,000 tons of bulk sample material that will be processed in the spring of 2007.  Ongoing trenching and sampling continues to expand these new veins and shear zones which remain open in all directions.

On behalf of the Board of Directors

For further information:

Investor Relations:

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

ir@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 356455105

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX, British Columbia Securities Commission and the United States Securities & Exchange Commission.